EXHIBIT 97

Washington Trust Bancorp, Inc. Incentive Compensation Clawback and Forfeiture Policy

Effective March 16, 2020 with amendments through November 14, 2023

Washington Trust Bancorp, Inc. (the “Bancorp”) and The Washington Trust Company, of Westerly (the “Bank”) (collectively, the “Corporation”) are committed to conducting business in accordance with the highest ethical standards and in full compliance with all applicable laws, rules and regulations, including those applicable to the presentation of the Bancorp’s financial information to the public.

As a result, the joint Compensation and Human Resources Committee of the Board of Directors of the Bancorp and the Bank (the “Committee”) has adopted this Incentive Compensation Clawback and Forfeiture Policy (the “Policy”), which provides for the recoupment and/or forfeiture or cancellation of certain executive officer incentive compensation in the event of a Triggering Event as defined below. This Policy is applicable to all Covered Persons as defined herein.

The Committee may, in its sole discretion, subject to the terms of this Policy set forth below and to the extent legally permitted, require the return, repayment or forfeiture of any Covered Compensation paid or granted to any current or former Executive Officer.

Except as limited by law, the Committee will have full power, authority, and sole and exclusive discretion to reasonably construe, interpret and administer this Policy. Any determinations made by the Committee will be made in its reasonable discretion and will be final, conclusive and binding on all affected individuals. The Committee may amend or change the terms of this Policy at any time for any reason. Further, the exercise by the Committee of any rights pursuant to this Policy shall be without prejudice to any other rights that the Corporation or the Committee may have with respect to any Executive Officer subject to this Policy.

Definitions
Applicable Recovery Period: With respect to a Material Financial Restatement, the three completed fiscal years immediately preceding the Restatement Date for such Material Financial Restatement.
Covered Compensation: All cash and equity paid, granted, earned, vested or otherwise awarded to an Executive Officer, including annual bonuses; other short-term and long-term cash incentive awards; stock options; restricted stock units; performance share units; and other equity-based awards.

Covered Person: Any Executive Officer and any other person designated by the Board or the Committee as being subject to this Policy. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of their current role or status with the Company (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

Erroneously Awarded Compensation: With respect to a Material Financial Restatement, the amount of any Incentive-Based Compensation received by a Covered Person on or after the Effective Date during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in the Material Financial Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Material Financial Restatement, shall be based on a reasonable estimate of the effect of the Material Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the The Nasdaq Stock Market LLC in accordance with any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.

Executive Officer: For purposes of this Policy, the term Executive Officer any person who served the Corporation in any of the following roles, received Incentive-Based Compensation after beginning service in any such role (regardless of whether such

Incentive-Based Compensation was received during or after such person’s service in such role) and served in such role at any time during the performance period for such Incentive-Based Compensation: the president, the principal financial officer, the principal accounting officer (or if there is no such accounting officer the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the issuer.

Financial Reporting Measures: Measures that are determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and stock price and total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.

Incentive-Based Compensation: Any compensation provided, directly or indirectly, by the Bancorp or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is deemed received, earned or vested when the Financial Reporting Measure is attained, not when the actual payment, grant or vesting occurs.

Material Financial Restatement: An accounting restatement of previously issued financial statements of the Corporation due to the material noncompliance of the Corporation with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Misconduct: Misconduct shall mean, and shall be limited to, the occurrence of any one or more of the following events:
•a willful act of dishonesty by an Executive Officer with respect to any material matter involving the Corporation or any of its subsidiaries or affiliates;
•a gross or willful violation of Corporation’s policies and/or the Code of Ethics and Standards of Personal Conduct;
•actions that have caused or might reasonably be expected to cause significant reputational or other harm to the Corporation;
•the commission by an Executive Officer of or indictment of an employee for (i) a felony or (ii) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud (“indictment,” for these purposes, means an indictment, probable cause hearing or any other procedure pursuant to which an initial determination of probable or reasonable cause with respect to such offense is made); or
•the gross or willful failure by the Executive Officer to substantially perform his/her duties with the Corporation and the continuation of such failure for a period of 30 days after delivery by the Corporation to the Executive Officer of written notice specifying the scope and nature of such failure and its intention to terminate the Executive Officer for cause.

Other Triggering Event: (i) Misconduct by an Executive Officer; (ii) a gross or willful failure by the Executive Officer to take action with respect to any act(s) of Misconduct performed by a person in their business unit; or (iii) directing another person to take any act(s) of Misconduct.

Restatement Date: With respect to a Material Financial Restatement, the earlier to occur of: (i) the date the Board or the Audit Committee of the Board concludes, or reasonably should have concluded, that the Corporation is required to prepare the Material Financial Restatement or (ii) the date a court, regulator or other legally authorized body directs the Corporation to prepare the Material Financial Restatement.

Compensation Recovery Requirement
In the event the Corporation is required to prepare a Material Financial Restatement, the Company shall reasonably promptly recover all Erroneously Awarded Compensation with respect to such Material Financial Restatement, and each Covered Person shall be required to take all actions necessary to enable such recovery.

In addition, in the event of an Other Triggering Event, the amount of Covered Compensation to be returned, repaid or forfeited shall be determined by the Committee.

Recoupment Process
The Committee will determine the method for recouping or cancelling Erroneously Awarded Compensation (in the case or a Material Financial Restatement) or Covered Compensation (in the case of an Other Triggering Event), which may include any one or more of the following:
•Requiring reimbursement of cash incentive compensation previously paid;
•Seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
•Cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
•Cancelling or adjusting future grants of equity-based awards;
•Adjusting or withholding from unpaid compensation; and/or
•Any other method authorized by applicable law.

Exception to Compensation Recovery Requirement
The Corporation may elect not to recover Erroneously Awarded Compensation or Covered Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, and the Corporation has made a reasonable attempt to recover such Erroneously Awarded Compensation or Covered Compensation; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations.